Exhibit 99.1

Cenovus announces closing of US$1 billion offering of senior notes

Calgary, Alberta (July 30, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has completed a public offering in the United States (the “Offering”) of US$1,000,000,000 in 5.375% senior unsecured notes due 2025 (the “Notes”). The Notes were issued under Cenovus’s short form base shelf prospectus dated September 19, 2019 and a prospectus supplement dated July 28, 2020 filed with securities regulatory authorities in Canada and the United States.

The net proceeds of the Offering will be used to repay short-term indebtedness outstanding under the company’s $4.5 billion committed credit facility and other short-term indebtedness.

BofA Securities, Inc., BMO Capital Markets Corp. and Scotia Capital (USA) Inc. acted as active joint book-running managers. The offering was supported by additional advisors including: RBC Capital Markets, LLC, TD Securities (USA) LLC, ATB Capital Markets Inc., CIBC World Markets Corp., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Desjardins Securities Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, MUFG Securities Americas, Inc., National Bank of Canada Financial Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC.

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by the word “will” and includes suggestions of future outcomes, including about the anticipated use of proceeds of the Offering.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The assumptions on which our forward-looking information is based include other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risks and uncertainties that could cause our actual results to differ materially, include, but are not limited to: the risk that, notwithstanding our current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; and risks relating to the current and potential adverse impacts of the novel coronavirus pandemic and continued depressed prices for crude oil and other petroleum products.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 and its MD&A for the period ended June 30, 2020 as well as the company’s Annual Information Form and Form 40-F for the year ended December 31, 2019 (all available on SEDAR at sedar.com, EDGAR at sec.gov and Cenovus's website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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